NASDAQ Listing Moves Forward as SOL Strategies Board Approves Stock Consolidation

Toronto, Ontario--(Newsfile Corp. - July 23, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announces that the Board has approved the proposed consolidation of the Company's issued and outstanding common shares (the "Common Shares") on the basis of (1) new Common Share for every (8) eight existing Common Shares (the "Consolidation"). Each shareholder's percentage ownership in the Company and proportionate voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional Common Shares. The Consolidation, which was previously approved by shareholders at the Annual General Meeting ("AGM") on June 19, 2025, is necessary to meet the initial listing minimum bid requirements of the Nasdaq exchange and subject to the Canadian Securities Exchange ("CSE") approval. The anticipated effective date of the Consolidation is on or about August 5, 2025.

No fractional shares will be issued as a result of the Consolidation. Any fractional shares will be rounded down to the nearest whole share and investors will receive cash in lieu of any fractional shares. The Company's outstanding incentive stock options and warrants will be adjusted on the same basis to reflect the Consolidation in accordance with their respective terms with proportionate adjustments to be made to the exercise prices. The Company's name and stock symbol will remain unchanged following the Consolidation.

"This consolidation represents our commitment to meeting NASDAQ's listing standards and expanding access to institutional investors who recognize the transformative potential of Solana infrastructure," said Leah Wald, CEO of SOL Strategies. "Moving to NASDAQ as 'STKE' will enhance our visibility in U.S. capital markets as we continue building the institutional backbone of the Solana ecosystem."

For answers to frequently asked questions about the share consolidation, please visit: blog.solstrategies.io.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the regarding the share consolidation, NASDAQ listing timeline, and trading under the STKE symbol. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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